UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Grindrod Shipping Holdings Ltd.

(Name of Subject Company (Issuer))

TAYLOR MARITIME INVESTMENTS LIMITED

(Name of Filing Person (Offeror))

Ordinary Shares, no par value

(Title of Class of Securities)

Y28895103

(CUSIP Number of Class of Securities)

Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☒   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communication made before the commencement of a voluntary general offer (the “Tender Offer”) to be made by Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”), to acquire all the issued ordinary shares (the “Shares”) in the capital of Grindrod Shipping Holdings Ltd. (the “Company”) (other than Shares held by the Offeror and Shares held in treasury), at an offer price of US$21.00 per Share in cash (the “Offer Price”) to be paid in conjunction with a special cash dividend from the Company of US$5.00 per Share to the shareholders of the Company (the “Special Dividend”), providing for an aggregate transaction value of US$26.00 per Share (comprising the Offer Price and the Special Dividend), pursuant to a Transaction Implementation Agreement, dated October 11, 2022, entered into among the Company, TMI and the Offeror (the “Transaction Implementation Agreement”). The consummation of the Tender Offer and the declaration and payment of the Special Dividend are subject to the satisfaction of certain conditions precedent set forth in the Transaction Implementation Agreement.

Important Information

The Tender Offer by the Offeror referred to in this communication has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that TMI and the Offeror will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company will file, with the U.S. Securities and Exchange Commission (the “SEC”), in the event that the Tender Offer is commenced. Any solicitation and offer to buy Shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. At the time The Tender Offer is commenced, TMI, the Offeror and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the Tender Offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. In addition, holders of Shares may obtain free copies of the Tender Offer Statement and other offer documents that TMI and/or the Offeror will file with the SEC by contacting the information agent for the tender offer that will be named in the Tender Offer Statement, and the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available free of charge at grinshipping.com/investorrelations.

Forward looking statements

This document contains forward-looking statements relating to a voluntary conditional cash offer by the Offeror to acquire all of the issued ordinary shares in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this document are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect TMI’s and the Offeror’s, or, as applicable, the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions to closing of any transaction that is agreed to by TMI, the Offeror and the Company (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many of the Company’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror, nor the Company undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations, including but not limited to the Singapore Code on Take-Overs and Mergers and the U.S. Securities and Exchange Act of 1934 and regulations promulgated thereunder, and/or rules of NASDAQ, the JSE and/or any other regulatory or supervisory body or agency.

Exhibit Index

Exhibit	Description
99.1

Joint Announcement regarding Voluntary Conditional General Offer for Grindrod Shipping Holdings Ltd. by Good Falkirk (MI) Limited, a wholly-owned subsidiary of Taylor Maritime Investments Limited, dated October 12, 2022

99.2	Announcement of Proposed Changes to the Company’s Investment Policy, Vessel Sale and Trading Update, issued by Taylor Maritime Investments Limited, dated October 12, 2022